DXI Energy Director Richard H. Kennedy to Retire

VANCOUVER, BRITISH COLUMBIA, November 9, 2015 - DXI Energy Inc. (NYSE: DXI) (TSX: DXI) ("DXI" or the "Company"), an upstream oil and gas exploration and production company operating in Colorado’s Piceance Basin and the Peace River Arch region in British Columbia, today announced that Director Richard Kennedy of Edmonton, Alberta has retired from the Company’s Board of Directors for personal business reasons.

DXI Chairman and CEO Robert L. Hodgkinson states: “Mr. Kennedy is a colleague, long term stockholder and has been an active Director of the Company for the past three years. His practical and disciplined advice and counsel have been most welcome at the Board level. On behalf of all my fellow Board members, we thank Richard for his unselfish service to our many diverse stakeholders through some challenging times. We wish him the very best success in his focused future endeavors”.

About DXI ENERGY INC.

DXI Energy Inc. is an upstream oil and natural gas exploration and production company operating projects in Colorado’s Piceance Basin (39,998 net acres) and in the Peace River Arch region in British Columbia (14,444 net acres). DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange (NYSE: DXI) and Toronto Stock Exchange (DXI.TO).

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:
DXI Energy Inc.
Robert L. Hodgkinson
Chairman & CEO
604-638-5055
investor@dxienergy.com

Craig Allison
914-882-0960
Investor Relations - New York
callison@dxienergy.com